Exhibit 7.1

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Calculation of ratio of earnings to fixed charges

In accordance with UK GAAP

For the year ended 31 March	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Profit before tax before adjustment for minority interests in consolidated subsidiaries or profits or losses from joint ventures	334.4	323.9	304.9	271.8	403.5
Less:
Minority interests	1.6	2.3	1.6	—	—

	332.8	321.6	303.3	271.8	403.5

Fixed charges:
Interest expensed	277.2	249.8	227.3	213.1	192.2
Amortised premiums, discounts and capitalised expenses related to indebtedness	0.5	0.4	0.3	0.3	0.3
Interest portion in rental expense	5.3	4.2	3.9	2.9	3.3

	283.0	254.4	231.5	216.3	195.8

Total earnings available for payment of fixed charges	615.8	576.0	534.8	488.1	599.3

Ratio of earnings to fixed charges	2.2	2.3	2.3	2.3	3.1

In accordance with US GAAP

For the year ended 31 March	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m

Profit before tax before adjustment for minority interests in consolidated subsidiaries or profits or losses from joint ventures	261.8	530.3	254.2	264.7	393.1
Add:
Amortisation of capitalised interest	11.4	10.5	9.4	8.4	7.5
Less:
Capitalised interest	61.8	58.4	47.9	44.0	46.3
Minority interests	1.6	2.3	1.6	—	—

	209.8	480.1	214.1	229.1	354.3

Fixed charges:
Interest expensed and capitalised	277.2	249.9	227.2	213.1	192.2
Amortised premiums, discounts and capitalised expenses related to indebtedness	0.5	0.4	0.3	0.3	0.3
Interest portion in rental expense	5.3	4.2	3.9	2.9	3.3

	283.0	254.5	231.4	216.3	195.8

Total earnings available for payment of fixed charges	492.8	734.6	445.5	445.4	550.1

Ratio of earnings to fixed charges	1.7	2.9	1.9	2.1	2.8